Exhibit 99.1

Rubico Inc. Announces Agreement to Acquire an ECO MR Product Tanker Newbuilding with Time Charter Employment and Potential Gross Revenue Backlog of about $75 million

ATHENS, Greece, Feb. 23, 2026 (GLOBE NEWSWIRE) --  Rubico Inc. (Nasdaq: RUBI) (the “Company” or “Rubico”), a global provider of shipping transportation services specializing in the ownership of vessels, announced today that it has entered into an agreement with Central Mare Inc, an affiliate of Mr. Evangelos Pistiolis, (“the Seller”), to acquire 100% of the issued and outstanding shares of a Marshall Islands company (the “SPV”), counterparty to a ship building contract for a very-high specification 47,499 dwt Medium Range (“MR”) product/chemical oil tanker with Guangzhou Shipyard International Company Limited, scheduled for delivery during 2029.

The ship building contract effectiveness is subject to the issuance of a customary refund guarantee and the acquisition of the SPV is subject to conclusion of financing arrangements. Specifically, the SPV is currently finalizing a lease financing agreement (the “Financing”) with ABC Financial Leasing Co., Ltd., a major Chinese leasing company, or its controlled entities, covering the majority of the ship building contract’s price for the vessel. The Financing was arranged by the Seller and its conclusion is subject to customary closing conditions, including the provision of the Company’s corporate guarantee to the leasing company.

The Seller has also secured a time charter employment with a major oil trader for the vessel, starting from its delivery and for a firm duration of seven years, with charterer’s option to extend for four additional years.

The total potential gross revenue backlog from this contract, including optional years, is about $75 million.

The Company has agreed to acquire the shares of the SPV for an aggregate purchase price of about $4.2 million and due to the related party nature of the acquisition, the transaction was approved by a special committee composed of independent members of the Company's board of directors, (the “Transaction Committee”). The Transaction Committee obtained a fairness opinion relating to the consideration of this transaction from an independent financial advisor.

About the Company

Rubico Inc. is a global provider of shipping transportation services specializing in the ownership of vessels. The Company is an international owner and operator of two modern, fuel efficient, eco 157,000 dwt Suezmax tankers.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Athens, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “RUBI”.
Please visit the Company’s website at: https://rubicoinc.com/

For further information please contact:
Nikolaos Papastratis
Chief Financial Officer
Rubico Inc.
Tel: +30 210 812 8107
Email: npapastratis@rubicoinc.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the maintenance of the Company’s Nasdaq listing.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.